Exhibit 99.1

To:	Eligible Participants

From:	Mike Fries, President & CEO

Date:	May 13, 2009

Subject:	Liberty Global 2009 Option/SAR Exchange Offer
I’m pleased to announce that the Board of Directors of Liberty Global, Inc. (LGI) has authorized an option and stock appreciation rights (SARs) exchange offer for certain outstanding LGI equity awards granted under LGI’s 2005 Incentive Plan that are significantly “underwater”. The offer will give you the opportunity to exchange some of your underwater LGI options and SARs for a smaller number of new SARs with a lower base price. This offer will only be made to current employees who are not participants in our Senior Executive Performance Incentive Plan. Accordingly, our directors and most of our senior executives will not be eligible to participate.
If you elect to participate in the exchange offer, you will be able to exchange eligible awards received in 2007 and 2008 for the grant of new SARs on a 2-for-1 basis (e.g., exchange 2 options or SARs for 1 new SAR), which represents an approximate value-for-value exchange at current market prices. The new SARs will have a base price equal to the last sale price of the applicable series of our stock on the date of the exchange and a new vesting schedule and term.
Under the current timetable, the exchange offer will commence on May 19 and remain open through June 16, unless we determine to extend the offering period. Please see the attached Frequently Asked Questions for additional information about the exchange offer. No action is required of you at this time. You will be receiving detailed information about the exchange offer when it commences.
We believe this exchange offer will help us maximize the incentive and retention goals of our equity incentive plan in a way that effectively and responsibly utilizes the shares authorized by the shareholders of LGI. We are committed to making sure that we find new ways to create value for you in the same way that you create value for our customers and shareholders, and we thank you for all of your contributions to Liberty Global!
The exchange offer described in this memo has not yet been launched. When the exchange offer begins, you will be provided with materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the exchange offer. When the offer period begins, LGI will also file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. You will be able to obtain these materials and other documents filed by LGI with the SEC free of charge from the SEC’s website at www.sec.gov or in the Investor Relations section of LGI’s website at www.lgi.com.